Exhibit 3

Article III. Board of Directors

Section 2.    Number of Directors.  The board of directors shall consist of nine members and shall be divided into three classes as nearly equal in number as possible.  The members of each class shall be elected for a term of three years and until their successors are elected and qualified.  One class shall be elected by ballot annually.